November 14, 2011

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:      Net Serviços de Comunicação S.A.
Form 20-F
Filed June 30, 2011
File No. 0-28860

Dear Mr. Spirgel:

This letter sets forth the response of Net Serviços de Comunicação S.A. (the “Company”) to the comment contained in your letter, dated October 31, 2011, relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2011 (the “Annual Report”).  The comment of the staff of the Commission (the “Staff”) is set forth in bold/italics and the Company’s response is set forth in plain text, immediately following the comment. The Company’s response also includes changes we propose to make in future filings, as requested in the introductory paragraph of the Staff’s letter.

Where applicable, all changes we proposed to make in future fillings related to our letter dated September 30, 2011, in response to your letter dated August 19, 2011 are not being repeated herein.

Form 20-F for Fiscal Year Ended December 31, 2010

Note 20. Commitments and Provisions, page F-55

1. Please separately disclose the amount of unused provisions reversed during the period. We note that you currently disclose a single line item for payments and reversals. Refer to paragraph 84(d) of IAS 37.

We propose to revise the disclosure under Note 20 to our consolidated financial statements in future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

Mr. Larry Spirgel Division of Corporation Finance	2	November 14, 2011

20. Commitments and provisions

I) Commitments

The Company has several contracts for rental of street lighting posts, underground ducts and offices renewed automatically each year for varying terms. These contracts may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months and rescission penalties. These expenses amounted to R$97,872 in 2010 (R$102,262 in 2009 and R$74,527 in 2008). There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$11,865 as of 2010 (R$28,478 as of December 31, 2009).

II) Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. Additionally, it is not possible to predict when these cases will be settled once they are dependent on factors not controlled by the Company’s management.

Management, based on information received from its legal advisors, pending legal processes and prior experience has ~~recorded~~  a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social security	Total
Balances at December 31, 2008	46,704	34,969	607,273	6,989	695,935
Additions	18,721	23,858	65,466	-	108,045
Addition of ESC 90	290	25	17,721	-	18,036
Currency adjustments	1,018	373	16,370	276	18,037
Amounts used	(11,502)	(13,190)	(51,037)	(155)	(75,884)
Unused amounts reversed	(1,655)	-	(150,988)	(6,163)	(158,806)’
Balances at December 31, 2009	53,576	46,035	504,805	947	605,363
Additions	20,040	22,988	76,659	-	119,687
Currency adjustments	1,484	752	29,033	50	31,319
Amounts used	(20,557)	(21,817)	(3,201)	-	(45,575)
Unused amounts reversed	(21,357)	(2,387)	(131,993)	(293)	(156,030)
Balances at December 31, 2010	33,186	45,571	475,303	704	554,764

Mr. Larry Spirgel Division of Corporation Finance	3	November 14, 2011

a) Labor provisions

Labor claims involving the Company and its subsidiaries comprise 1,773 lawsuits, mostly arising from employees and third party complaints. The main claims are for subsidiary liability and dangerous work pay. The Company made judicial deposits in the amount of R$13,754 as of December 31, 2010 (R$9,409 as of December 31, 2009) in relation to labor cases.

b) Civil provisions

Civil claims relate mainly to service contract terminations, contract reviews, improper collection and negative credit reports, advertising disputes, channel availability, occupational accidents (own employees or outsourcers), accidents involving third parties other than staff or service providers and actions objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999.

The appeal in the civil proceedings mainly relate to indemnifications for personal and material damages sought by subscribers, except for actions relating to lease of poles and ducts, in which the Company is requesting to change the monthly rent amounts.

c) Tax and social security provisions

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their statement of comprehensive incomes, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the ~~main~~  most significant tax and social security contingencies:

a)  Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The Company is objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it has ~~recorded~~ a provision of R$87,342 as of December 31, ~~2009~~  2010  (R$112,443 as of December 31, 2009).

During the year ended December 31, 2010, the Company reversed unused provisions related to ICMS value-added tax in the amount of R$51,180 (R$5,009 during 2009), due to the fact that the time period for bringing claims in the statute of limitations had passed.

Mr. Larry Spirgel Division of Corporation Finance	4	November 14, 2011

b) IOF (Financial operations tax)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management believes that such transfers are not subject to Financial IOF charges. However, in view of certain adverse court decisions as to the applicability of this law, management has ~~recorded estimated liabilities~~ a provision of R$80,895 at December 31, ~~2009~~  2010 (R$60,718 at December 31, 2009).

During the year ended December 31, 2010, the Company reversed unused provisions related to IOF in the amount of R$21,744 (R$11,244 during 2009), due to the fact that the time period for bringing claims in the statute of limitations had passed.

c) Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes (Notes) are not subject to IRRF and IOF, as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance, the Company recorded a provision of R$148,419 at December 31, 2010 (R$143,281 at December 31, 2009) related to these taxes.

d) PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

On September 30, 2009, the Company and its legal counsel assessed the progress of legal cases related to the increase in the calculation base for the PIS and the COFINS on income as provided in paragraph 1 of Article 3 of Law No. 9718/98 and revoked by Law No. 11941/09 on May 27, 2009.

Based on the results of this assessment, revocation of the legal provision which created the increased calculation base and the existence of favorable case law related to this matter, the Company reversed its provision of R$124,269. The adjustment was recorded as a reduction in financial expenses.

During the year ended December 31, 2010, the Company reversed unused provisions related to PIS and COFINS on foreign currency exchange and financial income in the amount of R$44,626, due to the fact that the time period for bringing claims in the statute of limitations had passed.

Mr. Larry Spirgel Division of Corporation Finance	5	November 14, 2011

III) Contingent liabilities not recorded

In addition to the contingencies mentioned above, as of December 31, 2010, there are other open cases, in the amount of R$840,864 (R$364,525 ~~in~~  as of December 31, 2009) in the consolidated, which legal advisors assess as possible but not probable losses and thus, no provisions were recorded.

The ~~main~~  most significant cases in which risk of loss is rated as "possible" are summarized below:

a)    Disallowance of expenses - Income tax and social contribution

                                    .

The subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian  Internal Revenue Service questioning part of expenses considered as deductible in its calculation of income tax and social contribution basis in the period between 2004 to 2008 in the amount of  R$403,389 and R$143,914, respectively. Based on the decision at first instance rendered in 2010, ~~values~~  these amounts were reduced to R$274,126 and R$97,821 and the probability of loss initially analyzed as remote, has shifted to possible.

Management believes that these expenses are in accordance with tax legislation, with the possible disallowance required by the tax authority.

b)    ISS (Imposto sobre Serviços) - the demand on services of public entertainment or amusement, leisure and entertainment and similar events

In 2010, tax authorities of Santo André city issued a tax assessment notice against the Company claiming that cable TV services are classified as public entertainment services and, thus the taxation of ISS in the amount of R$115,955  as of December 31, 2010.

On defense, management maintains that services provided by cable TV companies are classified as communication services instead of public entertainment services.

c)  Disallowed expenses and non-proven expenses

Net São Paulo and Net Rio received requests from the tax authorities in the amount of R$90,770 as of December 31, 2010 (R$88,660 as of December 31, 2009) for not having submitted documents supporting their registered expenses within the period determined by the tax inspectors.

Mr. Larry Spirgel Division of Corporation Finance	6	November 14, 2011

Our lawyers are of the view that these expenses are in accordance with tax legislation, considered as a possible contingency character desired by the disallowance by the tax authority.

     IV) Other information

         Charge for extra outlet

On April 22, 2009, Anatel passed Resolution No. 528, which prevents cable subscription TV operators from charging clients for more than one outlet per residence.  The resolution only mentions that certain items such as installation, internal network, converter and signal decoder and other equipment repairs could be charged for by these operators. The Federal Court in Brasília had extended an injunction based on a case decided by ABTA (The Brazilian Pay TV Association) in 2008, allowing the Company to charge for the additional connections. However, in 2009, the Federal Court in Brasilia revoked the ABTA injunction related to additional connections. Nevertheless, management does not expect any substantial impact on Company operations, since the current sales model for the extra outlet is covered by the charge for the rental of the equipment and the installation fee as provided for in the resolution.

*          *          *          *

The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 2111-2915.

Sincerely,

/s/ Roberto Catalão Cardoso
Investor Relations Officer

cc:        José Antônio Guaraldi Félix, Chief Executive Officer
André Müller Borges, Chief Legal Officer